Exhibit 99.2

FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.

Tel: (604) 685-5200

Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q1 RESULTS

Vancouver, Canada, July 16, 2018, Leading Brands, Inc. (NASDAQ: LBIX), announces results for its first quarter of fiscal 2018, which ended on May 31, 2018. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Net loss from continuing operations for the three months ended May 31, 2018 was $(263,000) or $(0.09) per share [$(0.09) fully diluted] versus a net loss of $(90,000) or $(0.03) per share [$(0.03) fully diluted] for the comparable quarter of the prior year. Net loss from discontinued operations for the three months ended May 31, 2018 was $nil or $nil per share versus a net loss of $(742,000) or $(0.27) [$(0.27) fully diluted] per share for the comparable quarter of the prior year.

The continuing operating losses primarily arose from the parent company’s ongoing expenses. The discontinued operating losses were a result of the discontinuance of the Company’s legacy beverage operations.

The Company is continuing to pursue its arrangement agreement with Liquid Media Group, Inc.

Non-GAAP Net Loss before SBC is determined as follows:

	Q1 2018	Q1 2017
Net Loss from continuing operations	$(263,000)	$(90,000)
Add Back SBC	—	—

Net loss before SBC	$(263,000)	$(90,000)

Non-GAAP Net Loss per share before SBC is determined as follows:

	Q1 2018	Q1 2017
Net Loss per share from continuing operations	$(0.09)	$(0.03)
Add Back SBC	—	—

Net loss per share before SBC	$(0.09)	$(0.03)

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q1 2018	Q1 2017
Net Loss from continuing operations	$(263,000)	$(90,000)
Add Back:
Interest, net	(2,000)	(9,000)
Depreciation and amortization	1,000	—
Non-cash stock based compensation	—	—
Non-cash income tax expense	—	—

Total Add Backs	(1,000)	(9,000)

EBITDAS	$(264,000)	$(99,000)

EBITDAS per share reconciles to earnings per share as follows:

	Q1 2018	Q1 2017
Net Loss per share from continuing operations	$(0.09)	$(0.03)
Add Back:
Interest, net	—	—
Depreciation and amortization	—	—
Non-cash stock based compensation	—	—
Non-cash income tax expense	—	—

Total Add Backs	—	—

EBITDAS	$(0.09)	$(0.03)

As at May 31, 2018 the Company had 2,802,412 outstanding common shares.

Ralph McRae

Ralph D. McRae

Chairman & CEO

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2018 Leading Brands, Inc.

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(table follows)

LEADING BRANDS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS

(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended
	May 31, 2018	May 31, 2017
Expenses (income)
General & administration expenses	$269,807	$101,741
Depreciation of property and equipment	784	263
Interest, net	(1,927)	(9,377)
Change in fair value of derivative liability	(5,462)	(2,207)

	263,202	90,420

Net loss before taxes from continuing operations	(263,202)	(90,420)
Income tax expense	—	—

Net loss from continuing operations	$(263,202)	$(90,420)

Net loss from discontinued operations	—	(742,358)
Net comprehensive loss	$(263,202)	(832,778)

Basic and diluted loss per common share
Continuing operations	$(0.09)	$(0.03)
Discontinued operations	—	(0.27)

Net basic and diluted loss per common share	$(0.09)	$(0.30)
Weighted average common shares outstanding
Basic and diluted	2,802,412	2,802,412